VBL Therapeutics Announces $15.5 Million Registered Direct Offering Priced At-the-Market

TEL AVIV, Israel, June 26, 2018 – VBL Therapeutics (Nasdaq:VBLT), a clinical-stage biotechnology company focused on the discovery, development and commercialization of first-in-class treatments for cancer, today announced that it has entered into definitive agreements with several institutional and accredited investors for the purchase, in a registered direct offering priced at-the-market, of units consisting of 5,904,762 of its ordinary shares, at a purchase price per share of $2.50, and accompanying short term warrants to purchase up to 2,952,381 ordinary shares and long term warrants to purchase up to 2,952,381 ordinary shares (collectively, the “warrants”), at an additional purchase price per warrant combination of $0.125, for aggregate gross proceeds of approximately $15.5 million. The ordinary shares and the warrants will be immediately separable and will be issued separately. The closing of the offering is expected to take place on or about June 27, 2018, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The short term warrants have an exercise price of $2.51 per ordinary share, will be exercisable immediately and will expire on January 6, 2020, and the long term warrants have an exercise price of $3.00 per ordinary share, will be exercisable immediately and will expire four years following the issuance date.

The gross proceeds of the offering are expected to be approximately $15.5 million. VBL intends to use the net proceeds from this offering for clinical and product development activities, and for other working capital and general corporate purposes.

The securities described above are being offered by VBL pursuant to a “shelf” registration statement on Form F-3 that was originally filed on October 2, 2015 and declared effective by the Securities and Exchange Commission (“SEC”) on October 19, 2015 and the base prospectus contained therein (File No. 333-207250). The offering of the securities will be made only by means of a prospectus supplement that forms a part of the registration statement. A final prospectus supplement and accompanying base prospectus relating to the securities being offered will be filed with the SEC. Copies of the final prospectus supplement and accompanying base prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at 646-975-6996 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTOR CONTACT:
Michael Rice
LifeSci Advisors
mrice@lifesciadvisors.com
(646) 597-6979

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. It is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >300 cancer patients and demonstrated efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a Phase 3 trial for platinum-resistant ovarian cancer.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding the completion, size and use of proceeds of the registered direct offering that involve risks and uncertainties, including, without limitation, risks and uncertainties related to market conditions and the satisfaction of closing conditions related to the registered direct offering, projected cash resources and cash runway, the clinical development of ofranergene obadenovec (VB-111) and our other pipeline candidates, including our expectations for their therapeutic potential in the conditions in which they are being or may in the future be evaluated. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, and that our product candidates that we are developing may not demonstrate success in clinical trials. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2017. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as required by law.